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                                   EXHIBIT 3.4

         The Board of Directors of Solvis Group, Inc. met on November 12, 2003 in order to amend the Articles of Incorporation of the Corporation. A majority of the shareholders of the Corporation being present and represented on the Board of Directors, the following resolution was passed by unanimous consent.

         RESOLVED, that the Articles of Incorporation of the Corporation be amended as follows:

         ARTICLE TWO - The principal office of the Corporation shall be designated by the Board of Directors.

         ARTICLE TEN - The Corporation reserves the right to amend, alter, change, or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted, subject to this reservation.